UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nikola Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

654110105

(CUSIP Number)

Britton M. Worthen, Esq.

Chief Legal Officer

Nikola Corporation

4141 E Broadway Road

Phoenix, AZ 85040

(480) 666-1038

with a copy to:

Stanley F. Pierson, Esq.

Gabriella A. Lombardi, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654110105	Schedule 13D

(1) Names of reporting persons M&M Residual, LLC
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b)
(see instructions)
(3) SEC use only
(4) Source of funds (see instructions): OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization Nevada, USA
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: 91,602,734
(8) Shared voting power: 0
(9) Sole dispositive power: 91,602,734
(10) Shared dispositive power: 0
(11) Aggregate amount beneficially owned by each reporting person: 91,602,734
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11): 25.4%(1)
(14) Type of reporting person (see instructions): OO

(1)         Calculation of the percentage of the shares of Common Stock beneficially owned assumes 360,904,478 shares of Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on June 8, 2020.

CUSIP No. 654110105	Schedule 13D

(1) Names of reporting persons T&M Residual, LLC
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b)
(see instructions)
(3) SEC use only
(4) Source of funds (see instructions): OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization Arizona, USA
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: 0
(8) Shared voting power: 39,876,497 (See Item 5 of this Schedule 13D)
(9) Sole dispositive power: 39,876,497
(10) Shared dispositive power: 0
(11) Aggregate amount beneficially owned by each reporting person: 39,876,497
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11): 11.0%(2)
(14) Type of reporting person (see instructions): OO

(2)         Calculation of the percentage of the shares of Common Stock beneficially owned assumes 360,904,478 shares of Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on June 8, 2020.

CUSIP No. 654110105	Schedule 13D

(1) Names of reporting persons Trevor R. Milton
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b)
(see instructions)
(3) SEC use only
(4) Source of funds (see instructions): OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization USA
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: 91,602,734
(8) Shared voting power: 39,876,497 (See Item 5 of this Schedule 13D)
(9) Sole dispositive power: 91,602,734
(10) Shared dispositive power: 0
(11) Aggregate amount beneficially owned by each reporting person: 131,479,231
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11): 36.4%(3)
(14) Type of reporting person (see instructions): IN

(3)         Calculation of the percentage of the shares of Common Stock beneficially owned assumes 360,904,478 shares of  Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on June 8, 2020.

CUSIP No. 654110105	Schedule 13D

(1) Names of reporting persons Mark A. Russell
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b)
(see instructions)
(3) SEC use only
(4) Source of funds (see instructions): OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization USA
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: 9,897,990
(8) Shared voting power: 39,876,497 (See Item 5 of this Schedule 13D)
(9) Sole dispositive power: 49,774,487
(10) Shared dispositive power: 0
(11) Aggregate amount beneficially owned by each reporting person: 49,774,487
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11): 13.5%(4)
(14) Type of reporting person (see instructions): IN

(4)         Calculation of the percentage of the shares of Common Stock beneficially owned assumes 360,904,478 shares of  Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on June 8, 2020 and assumes that all of Mr. Russell’s options to purchase 8,843,299 shares of Common Stock have been exercised and are issued and outstanding.

CUSIP No. 654110105	Schedule 13D

Item 1.   Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value per share (the “Common Stock”), of Nikola Corporation, a Delaware corporation (f/k/a VectoIQ Acquisition Corp. (“VectoIQ”)) (the “Issuer”). The address of the principal executive offices of the Issuer is 4141 E Broadway Road, Phoenix, Arizona 85040. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.   Identity and Background.

(a), (b), (c) and (f) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i) M&M Residual, LLC, a Nevada limited liability company (“M&M”);

(ii) T&M Residual, LLC, an Arizona limited liability company (“T&M”);

(iii) Trevor R. Milton, a United States citizen; and

(iv) Mark A. Russell, a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached to this Schedule 13D as Exhibit I.

M&M is wholly-owned by Trevor R. Milton. Mr. Milton has sole voting and dispositive power over the shares of Common Stock held by M&M. The principal business of M&M is investment.

T&M is owned by Mark A. Russell and Trevor R. Milton. Mr. Russell is the manager of T&M, and has sole dispositive power over the shares of Common Stock held by T&M. Mr. Milton has sole voting power over the shares of Common Stock held by T&M, as T&M granted Mr. Milton a proxy to vote all of its shares of Common Stock. The principal business of T&M is investment.

Trevor R. Milton is the Executive Chairman of the Issuer, the owner of M&M, and the co-owner of T&M. Mark A. Russell is the President and Chief Executive Officer of the Issuer, a member of the board of directors of the Issuer (the “Board”), and co-owner of T&M.

The principal business address of each of the Reporting Persons is 4141 E Broadway Road, Phoenix, AZ 85040.

Pursuant to Instruction C of Schedule 13D, the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the persons who may be deemed to exert control over the Reporting Persons is set forth in this Schedule 13D.

(d) and (e) During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to a Business Combination Agreement, dated as of March 2, 2020 (the “Business Combination Agreement”), by and among the VectoIQ, VCTIQ Merger Sub Corp., a wholly-owned subsidiary of VectoIQ incorporated in the State of Delaware (“Merger Sub”), and Nikola Subsidiary Corporation, a Delaware corporation (f/k/a Nikola Corporation) (“Legacy

CUSIP No. 654110105	Schedule 13D

Nikola”). Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy Nikola was effected through the merger of Merger Sub with and into Legacy Nikola, with Legacy Nikola surviving as the surviving company and as a wholly-owned subsidiary of Issuer (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). The Business Combination closed on June 3, 2020 (the “Closing”).

Pursuant to the Business Combination Agreement, immediately prior to the effective time of the Merger (the ‘‘Effective Time’’), each share of Legacy Nikola’s preferred stock issued and outstanding immediately prior to the Effective Time was converted into an equal number of shares of Legacy Nikola common stock, par value $0.00001 per share (“Legacy Nikola Common Stock”). At the Effective Time, the holders of Legacy Nikola Common Stock received 1.901 shares (the “Exchange Ratio”) of Common Stock for each share of Legacy Nikola Common Stock issued and outstanding immediately prior to the Effective Time, such that such that each converted share of Legacy Nikola Common Stock was no longer outstanding and ceased to exist.

Each Legacy Nikola option that was outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an option to purchase a number of shares of Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Legacy Nikola Common Stock subject to such Legacy Nikola option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Legacy Nikola option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Except as specifically provided in the Business Combination Agreement, following the Effective Time, each Exchanged Option continued to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Legacy Nikola option immediately prior to the Effective Time.

Immediately prior to the Effective Time, the 14,280,276 shares of Legacy Nikola series seed preferred stock and 37,588,600 shares of Legacy Nikola Common Stock held by M&M were automatically converted into 98,602,738 shares of Common Stock, 7,000,000 shares of which were immediately redeemed by the Issuer in accordance with the Business Combination Agreement.

Immediately prior to the Effective Time, the 13,387,130 shares of Legacy Nikola series seed preferred stock and 7,589,460 shares of Legacy Nikola Common Stock held by T&M, were automatically converted into 39,876,497 shares of Common Stock.

Immediately prior to the Effective Time,  the 150,817 shares of Legacy Nikola series seed preferred stock, 403,992 shares of Legacy Nikola Common Stock and the option to purchase 4,651,920 shares of Legacy Nikola Common Stock held by Mark A. Russell, were automatically converted into the right to receive 1,054,691 shares of Common Stock and the option to purchase 8,843,299 shares of Common Stock. The option to purchase 8,843,299 shares of Common Stock held by Mark A. Russell is fully vested and immediately exercisable.

Item 4.   Purpose of Transaction.

The information contained above in Item 1 and Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Persons acquired the securities of the Issuer pursuant to the Business Combination Agreement.

Trevor R. Milton, the manager of M&M, serves as Executive Chairman of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may

CUSIP No. 654110105	Schedule 13D

relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Registration Rights and Lock-up Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy, Mr. Milton  may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Mark A. Russell, the manager of T&M, serves as a member of the Board and as the Issuer’s President and Chief Executive Officer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Lock-Up Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy, Mr. Russell may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.   Interest in Securities of the Issuer.

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 38.9% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned in this Schedule 13D assume 360,904,478 shares of Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on June 8, 2020.

M&M beneficially owns 91,602,734 shares of the Issuer’s Common Stock, representing 25.4% of the Issuer’s outstanding Common Stock.  M&M is wholly-owned by Trevor A. Milton and Mr. Milton has sole voting power and sole dispositive power with respect to the shares held by M&M. Accordingly, Mr. Milton may be deemed to beneficially own the 91,602,734 shares of the Issuer’s Common Stock directly held by M&M.

T&M beneficially owns 39,876,497 shares of the Issuer’s Common Stock, representing 11.0% of the Issuer’s outstanding Common Stock.  T&M is owned by Mark A. Russell and Trevor R. Milton. Mr. Russell is the manager of T&M, and has sole dispositive power over the shares held by T&M. Accordingly, Mr. Russell may be deemed to beneficially own the 39,876,497 shares of the Issuer’s Common Stock directly held by T&M. Mr. Milton has shared voting power over the shares held by T&M as a result of a proxy granted to Mr. Milton by T&M to vote all of its shares of Common Stock. As a result of his shared voting power over the shares of Common Stock directly held by T&M, Mr. Milton may also be deemed to beneficially own the 39,876,497 shares of Common Stock held by T&M. As a result, Mr. Milton may be deemed to be the beneficial owner of 131,279,431 shares of Common Stock consisting of 91,602,734 shares of Common Stock held by M&M and 39,876,497 shares of Common Stock held by T&M, representing 36.4% of the outstanding shares of Common Stock.

Mark A. Russell owns an additional 1,054,691 shares of Common Stock and options to purchase 8,843,299 shares of Common Stock (which are fully vested and immediately exercisable). As a result, Mr. Russell may be deemed to beneficially own 49,774,487 shares of Common Stock, consisting of 39,876,497 shares of Common Stock held by T&M, 1,054,691 shares of Common Stock held in his name and options to purchase 8,842,299 shares of Common Stock held in his name, representing a total of 13.5% of the Issuer’s outstanding Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of  Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any

CUSIP No. 654110105	Schedule 13D

such person is, for the purposes of sections 13(d) or 13(g) of the Act the beneficial owner of any securities covered by this Schedule 13D.

(c) Pursuant to the terms of the Business Combination Agreement, the Issuer redeemed 7,000,000 shares of Common Stock (the “M&M Redemption”) at a purchase price of $10.00 per share from M&M immediately after the Effective Time. The number of shares to be redeemed and the redemption price were determined and agreed upon during negotiations between the various parties to the Business Combination, including Trevor R. Milton , representatives of the Issuer and Legacy Nikola.

Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members or affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Registration Rights and Lock-Up Agreement

In connection with the Proposed Transactions, the Issuer, certain persons and entities holding founder shares and private units of the Issuer (the “Original Holders”) and certain stockholders of Legacy Nikola including T&M and M&M (the “New Holders” and, collectively with the Original Holders, the “Holders”) entered into a Registration Rights and Lock-Up Agreement at Closing (the “Registration Rights and Lock-Up Agreement”). Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Issuer will be obligated to file a registration statement to register the resale of certain securities of the Issuer held by the Holders. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such Holders. The Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lock-Up Agreement further provides for the securities of the Issuer held by the Holders to be locked-up for a period of time following the Closing, subject to certain exceptions. In particular, M&M and T&M agreed to a one year lock-up period for their shares of Common Stock, subject to an exception for the M&M Redemption  and the sale or transfer of up to $70.0 million of Common Stock commencing 180 days after the Closing. This summary is qualified by the actual terms of the Registration Rights and Lock-Up Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Lock-Up Agreement — Mark A. Russell

In connection with the Business Combination, on June 3, 2020, the Issuer and certain stockholders of Legacy Nikola and executives of the Issuer, including Mark A. Russell (collectively, the “Legacy Holders”) entered into a Lock-Up Agreement (each, a “Lock-Up Agreement”). The terms of the Lock-Up Agreements provide for the Common Stock held by the Legacy Holders to be locked-up for a period of 180

CUSIP No. 654110105	Schedule 13D

days after the Closing Date, subject to certain exceptions. This summary is qualified by the actual terms of Lock-Up Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

M&M Redemption

In accordance with the terms of the Registration Rights and Lock-Up Agreement, on the date of the Closing, 7,000,000 shares of Legacy Nikola Common Stock held by M&M were redeemed at a purchase price of $10.00 per share (the “M&M Redemption”). The Issuer and M&M entered into a Redemption Agreement on June 3, 2020 to effect the M&M Redemption (the “Redemption Agreement”). This summary is qualified by the actual terms of the Redemption Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Founder Stock Option Plan

In December 2018, M&M issued 3,158,949 performance-based stock options (the “Performance Awards”) pursuant to Legacy Nikola’s Founder Stock Option Plan. The Performance Awards were issued to recognize the superior performance and contribution of specific employees of Legacy Nikola. M&M owns the shares of Legacy Nikola Common Stock underlying the Performance Awards, which are considered to be issued by Legacy Nikola for accounting purposes. This summary is qualified by the actual terms of the Founder Stock Option Plan, a  copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Grant of Proxy

On June 2, 2020, T&M, Mr. Milton, and Mr. Russell entered into the First Amendment to the Limited Liability Company Agreement of T&M Residual, LLC (the “First Amendment”). The First Amendment grants Mr. Milton a proxy to vote securities of the Issuer on behalf of T&M until the day after the third anniversary of the First Amendment or the earlier death or total and permanent disability of Mr. Milton. Pursuant to the First Amendment, Mr. Russell holds the sole authority, without the need for prior approval from a manager of T&M, and without any prior written notice, to sell securities of the Issuer, in whole or in part, on behalf of the Issuer. This summary is qualified by the actual terms of the First Amendment, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 654110105	Schedule 13D

Item 7.   Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit I	Joint Filing Agreement by and among the Reporting Persons.

Exhibit II	Power of Attorney.

Exhibit III

Business Combination Agreement by and among VectoIQ Acquisition Corp., VCTIQ Merger Sub Corp., and Nikola Corporation, dated March 2, 2020 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on March 3, 2020).

Exhibit IV	Registration Rights and Lock-Up Agreement by and among VectoIQ Acquisition Corp. and certain stockholders of VectoIQ Acquisition Corp., dated June 3, 2020 (included as Exhibit A to Exhibit III).

Exhibit V

Redemption Agreement by and between Nikola Corporation and M&M Residual, LLC and Nikola Corporation, dated June 3, 2020 (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed on June 8, 2020).

Exhibit VI	Founder Stock Option Plan, dated December 31, 2018 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4 filed on March 13, 2020).

Exhibit VII	Form of Lock-Up Agreement by and between the Company and certain stockholders, dated June 3, 2020 (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed on June 8, 2020).

Exhibit VIII	First Amendment to the Limited Liability Company Agreement of T&M Residual, LLC by and among T&M Residual, LLC, Trevor R. Milton, and Mark A. Russell, dated June 2, 2020.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: June 15, 2020

M&M Residual, LLC

By:	/s/ Trevor R. Milton
Name: Trevor R. Milton
Title: Manager

T&M Residual, LLC

By:	/s/ Mark A. Russell
Name: Mark A. Russell
Title: Manager

Trevor R. Milton

/s/ Trevor R. Milton

Mark A. Russell

/s/ Mark A. Russell

[Signature Page to Schedule 13D]